Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

December 11, 2020

Division of Corporation Finance - Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Comment Letter dated November 12, 2020 related to Service Corporation International's Form 10-K for the Fiscal Year Ended December 31, 2019 filed February 18, 2020 and Service Corporation International's Definitive Proxy Statement on Schedule 14A filed March 27, 2020

File No. 001-06402

This letter responds to the comments that Service Corporation International (the “Company”, “our”, or “we”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated November 12, 2020 with respect to the above referenced filings.

For your convenience, our responses are prefaced by the Staff's comments in bold text.

Definitive Proxy Statement on Schedule 14A Filed March 27, 2020
Compensation Discussion and Analysis
Annual Performance-Based Incentives Paid in Cash, page 47

1.We note your disclosure under "Annual Performance-Based Incentives Paid in Cash" that payouts are made to your named executive officers under the Annual Performance-Based Incentive Plan based, in part, on the achievement of "normalized earnings per share" performance targets that were established for the fiscal year ended December 31, 2019. We also note that the number of outstanding shares of your common stock has been significantly reduced as a result of your share repurchases. In future filings, please discuss if and how the share repurchases factored into the manner in which the Compensation Committee set targets and determined whether such targets were met with respect to normalized earnings per share (including whether such repurchases materially affected your calculation of basic earnings per share or diluted earnings per share).

As described in our 2020 proxy statement on page 45 (“Annual Performance-Based Incentives Paid in Cash”) , we utilized diluted weighted average shares outstanding in 2019 to calculate normalized earnings per share. Estimated share repurchases are factored into the setting of performance targets each year. The actual share repurchases that occurred in 2019 did not materially affect the incentive calculations or associated achievement of performance targets. In future filings, we will disclose how share repurchases were considered in setting performance targets and determining performance results (including whether such repurchases materially affected the calculation of normalized earnings per share).

1

Form 10-K for the Fiscal Year Ended December 31, 2019
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Cash Flows, page 47

2.You disclose on pages 38 and 53 that trust investments include marketable securities that are classified as available-for-sale and that these investments are assessed for other-than temporary declines in fair value. In discussing your trust investments on page 40, you also state that your market-sensitive instruments and positions are considered to be “other-than-trading”. Please tell us how you concluded the cash flows related to your trust investments represent operating activities, rather than investing activities. Also, explain your basis for not classifying fixed income instruments as trading and recording their unrealized gains (losses) through earnings, if their cash flow activity is included in operating activities. Refer to ASC 230-10-45-11, ASC 230-10-45-12(b), ASC 230-10-45- 13(b), ASC 320-10-35-1(a) and 320-10-45-11.

Due to the nature of the underlying operations, the accounting and financial reporting for the deathcare industry is unique and we, along with the small group of other deathcare registrants, have worked together over the last 15 years to ensure the accounting, as well as presentation and disclosure, of our business conforms with generally accepted accounting standards. Our financial reporting for preneed funeral and cemetery contracts with customers has been the subject of significant research, deliberation, consultation, and discussion with the Staff and the Office of the Chief Accountant over the last 15 years. State laws generally require all or a substantial portion of the funds collected for preneed funeral and cemetery merchandise and service contracts to be placed into merchandise and service trusts ("M&S Trusts"). State laws also require a portion of the funds collected from sales of cemetery interment rights to be placed into perpetual care trusts ("Care Trusts", collectively with the M&S Trusts, the "Trusts"). The Trusts hold investments in marketable securities that we have generally considered other-than-trading as we have limited ability to impact the operations of the Trusts. The trustees of the Trusts are third-party financial institutions and have the responsibility for and oversight of their operating activities, including the execution of their investment policy and distributions.

In the course of our consultations with the Staff, we agreed upon the following conclusions (as updated for changes in terminology for new accounting standards that have been adopted since the original communications):

•The Trusts represented variable interest entities that should be consolidated in our consolidated balance sheet.
•We are not the legal beneficiary of the Trusts and the interests of the legal beneficiaries (i.e. our customers) should be reflected as a liability to perform upon the promises in the contracts.
•Accordingly, we consolidate the assets of the Trusts (Trust investments) with corresponding contract liabilities (Deferred receipts/Care Trusts' Corpus).
•Ordinary income and realized gains and losses are recorded in Other income, net. Unrealized gains and losses are recorded in Other comprehensive income1 (collectively, the "earnings"). The earnings represent variable consideration on our contracts with customers and we record an offsetting reduction of Other income, net and Other comprehensive income to defer the recognition (in Deferred receipts/Care Trusts' Corpus) until:
◦For the M&S Trusts, we fulfill the performance obligations in the contracts with the customers as the earnings represent variable consideration in those contracts.
◦For the Care Trusts, until the earnings are legally distributable, based on State law, which is generally when we have incurred maintenance expenses.
•When the above criteria are met, the earnings are reflected as a component of revenue from contracts with customers and
1 Upon adoption of Accounting Standards Update 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") we began recording the unrealized gains and losses on equity securities in Other income, net with the unrealized gains and losses on debt securities continuing to be recorded in Other comprehensive income. We record an offsetting reduction of Other income, net and Other comprehensive income to defer the recognition as described above. We believe adoption of this standard does not impact any of the other conclusions reached in our previous correspondence.
2

◦The M&S Trusts distribute the principal and associated earnings relating to the fulfilled performance obligation.
◦The Care Trusts distribute the earnings.
•As the cash flows related to changes in Trust investments and Deferred receipts/Care Trusts' Corpus relate closely to our core business activities and enter into the determination of net income, these activities represent operating activities as set forth in the glossary to Topic 230 Statement of Cash Flows ("Topic 230").
•Disclosure of the gross movements within the Trusts' investment portfolios is required. We track and disclose the gross movements in Note 3 - Preneed Activities of our consolidated financial statements. These gross movement disclosures include gross purchases and sales within the trusts' investments as well as realized gains and losses related to the sales. We also include in Note 3 the gross withdrawals from and deposits to the trusts.

These conclusions are further detailed and supported by the following correspondence with the Staff:

•Our letter to the SEC dated November 21, 2008 related to the adoption of Statement of Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements ("FAS 160"), now codified in ASC Topic 810, Consolidation ("ASC 810") (see Exhibit A).
•Correspondence between the Staff and ourselves that elaborate upon the various conclusions reached during our previous consultations with the Staff regarding the adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), now codified in Topic 810, are attached herein as Exhibit B (letter dated April 14, 2004) and Exhibit C (letter dated July 21, 2004).
•We have also attached as Exhibits D and E our prior correspondence with the Staff, dated June 30, 2006 and September 25, 2006, concerning inquiries from the Staff about how activities related to the M&S Trusts and Care Trusts are reflected in our Statement of Cash Flows.

We believe these Exhibits are relevant to this letter because they clearly describe the unique attributes of our preneed trusts and evidence of the Staff's concurrence with our presentation of cash flows associated with the trusts.

We believe there have been no changes, except as noted above for ASU 2016-01, in our business operations or accounting standards that would call the previous correspondence into question.

* * * * * * *

If you have any questions regarding our responses or require further information, please contact Tammy Moore, Principal Accounting Officer at (713) 525-3097 or me at (713) 525-7768.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:    Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP

3

Exhibit A

November 21, 2008 Letter to SEC

Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

November 21, 2008

Accounting Group - Interpretations Office of Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Office of Chief Accountant Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

RE:    Request by Service Corporation International for concurrence from the Staff of the Securities and Exchange Commission

Dear Ladies and Gentlemen:

Service Corporation International ("SCI ' or the "Company or "we" or "our") respectfully requests concurrence from the Staff of the Securities and Exchange Commission ("SEC") with respect to our conclusion that balances historically designated as "non-controlling interest" in our consolidated preneed trusts do not meet the criteria for such designation under Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements ("FAS 160"). In addition, since our historical use of the term "non-controlling interest" was the product of a previous consultation with the Staff regarding the adoption of FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (the "FIN 46R consultation"), we also are requesting the Staff's concurrence with our new description for such balances in our consolidated financial statements.

We have reviewed the contents of this letter with the Audit Committee of SCI's Board of Directors, and they concur with our conclusions. We have also discussed our proposed accounting treatment with PricewaterhouseCoopers LLP, our independent registered accounting firm, and they concur with the conclusions set forth herein.

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581

Overview of Our Business

SCI is North America's leading provider of deathcare products and services. At September 30, 2008, we operated 1,317 funeral service locations and· 378 cemeteries in North America, which are geographically diversified across 43 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and related businesses. We provide all professional services relating to funerals and cremations, including the use of funeral facilities and motor vehicles, and preparation and embalming services. Funeral-related merchandise, including caskets, burial vaults, cremation receptacles, flowers, and other ancillary products and services, is sold at funeral service locations. Our cemeteries provide cemetery property interment rights, including mausoleum spaces, lots, and lawn crypts, and sell cemetery related merchandise and services, including stone and bronze memorials, burial vaults, casket and cremation memorialization products, merchandise installations, and burial openings and closings. A significant component of our business relates to selling preneed funeral and cemetery products and services, whereby a customer contractually agrees to the terms of certain products and services to be delivered and performed in the future. Our operations are subject to regulations, supervision, and licensing under numerous foreign, federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business.

Background on Preneed Sales

Our marketing of funeral and cemetery merchandise and services and cemetery interment rights and property on a preened basis is a primary focus for the Company. For the year ended December 31, 2007, approximately 37% of our consolidated funeral and cemetery revenues were generated from contracts that were originated on a preneed basis. State laws generally require all or a substantial portion of the funds collected for preneed funeral and cemetery merchandise and service contracts to be placed into merchandise and service trusts ("M&S Trusts"). State laws also require a portion of the funds collected from sales of cemetery interment rights to be placed into perpetual care trusts ("Care Trusts"). Neither M&S Trusts nor Care Trusts have "owners' equity'', or for that matter "owners", in the traditional sense. The Company believes that the net assets of a trust represent its owner's equity, and a trust's legal beneficiary represents its owner.

M&S Trusts

M&S Trusts are required by state statutes and are established explicitly to protect preneed consumers by limiting funeral and cemetery operators' access to the funds until the merchandise is delivered or services are performed. The funds deposited into the M&S Trusts are invested in accordance with the investment requirements established by statute or, where the prudent investor rule is applicable, the trustees' judgment. In exchange for the amounts paid by the customer plus the accumulated earnings on these amounts, the Company is contractually obligated to deliver the merchandise or perform the services stipulated by the contract terms. Economically, the M&S Trust earnings protect the Company against inflationary increases in the costs of providing the products and services that the Company is contractually obligated to provide at the time of death. The M&S Trusts' assets, which include both principal and undistributed net earnings, are only accessible by the Company upon performance under the contracts and are not subject to the claims of the Company's creditors. The trustees of the M&S Trusts have the responsibility for and oversight of their operating activities, including the execution of their investment policy and the distribution of the M&S Trusts' corpus and earnings pursuant to state regulations. The Company has the ability to hire and fire investment advisors and appoint and remove the trustees. However, these rights provide the Company limited ability to impact the operations of the M&S Trusts. The customer has no ability to impact the operations or investing activities of the M&S Trusts. If a customer cancels a trust-funded preneed funeral or cemetery contract, applicable law determines the amount of the refund owed to the customer, including the amount, if any, of attributed investment earnings. Upon cancellation, the Company receives the amount of principal deposited into trust and any undistributed net investment earnings, and then pays the customer the required refund.

Care Trusts

Care Trusts are also required by state statutes and obligate the Company to remit a portion of the proceeds from the sale of cemetery interment rights to such Care Trusts. Earnings on the Care Trusts' corpus are used for the perpetual upkeep of the cemetery grounds. Many states require the Company to maintain the cemetery to a certain standard set by the state, regardless of the Care Trusts' earnings. When the Care Trusts have losses, the Company absorbs the losses of the Care Trusts through a reduction in distributable earnings to offset maintenance expenses. Many states also have laws directing or limiting how the Care Trusts can be used. The applicable government entities have no equity at risk in the entities. Many state statutes stipulate the operations and activities of the Care Trusts, the type of investments in which the trustee can invest, the distribution of the Care Trust earnings to the Company and the inability to distribute Care Trust assets. In most states where the Company has a Care Trust, there are no statutes or regulations that contain a legal requirement to ''make whole" investment losses on tose funds. There are certain states in which the Company has Care Trusts that allow for reserves to be established against investment losses, however, those states do not address whether the Company is required to "make whole" such investment losses in the Care Trusts. The trustees of the Care Trusts have the responsibility for and oversight of their operating activities, including the execution of their investment policy and the distribution of the Care Trusts' earnings. The Company has the ability to hire and fire investment advisors and appoint and remove the trustees. However, these rights provide the Company limited ability to impact the operations of the Care Trusts. The customer has no ability to impact the operations or investing activities of the Care Trusts. Except in very limited circumstances, neither the Company nor the customers have any right to the Care Trusts' corpus, and the Care Trusts' assets are not subject to the claims of the Company's creditors. If a customer cancels an interment right, the Care Trusts do not refund any amounts to the customers. In no case would the holder of the interment right have the ability to recover the corpus if the Company failed to perform.

Impact of Adopting FIN 46R

Prior to the Company's adoption of FIN 46R, the assets of the M&S Trusts and Care Trusts were not recorded on the Company's balance sheet. Due to the unusual nature and magnitude of the M&S Trusts and Care Trusts, the Company, along with other deathcare industry participants, consulted with the Staff prior to adopting FIN 46R. After a lengthy consultation process with the Staff, it was agreed that the M&S Trusts and Care Trusts represented variable interest entities that should be consolidated in the Company's consolidated balance sheet. Accordingly, upon the adoption of FIN 46R, the Company began recording the assets of the M&S Trusts and Care Trusts on its balance sheet, along with a corresponding credit that we agreed with you to describe as a 100% non-controlling interest in such trusts.

See footnotes 5, 6, 7, and 8 from our December 31, 2007 Form 10-K for a description of our accounting policies related to the M&S Trusts and Care Trusts. Additionally, copies of correspondence between the Company and the Staff that elaborate upon the various conclusions reached during our previous FIN 46R consultations are attached herein as Exhibit A (letter dated April 14, 2004) and Exhibit B (letter dated July 21, 2004). We have also attached as Exhibits C and D our prior correspondence with the Staff, dated June 30, 2006 and September 25, 2006, concerning inquiries from the Staff about how activities related to the M&S Trusts and Care Trusts are reflected in our statement of cash flows. We believe these Exhibits are relevant to this letter because they clearly describe the unique attributes of our preneed trusts, and they illustrate how amounts initially characterized as non-controlling interest later become re-characterized as deferred revenue and ultimately revenue when we satisfy our customers' preneed contractual obligations. Furthermore, we believe the correspondence in these Exhibits and our verbal discussions related thereto evidence the Staff s concurrence with this concept of re characterization of non-controlling interest as deferred revenue.

As illustrated in the following condensed balance sheet as of September 30, 2008, our consolidation of the M&S Trusts and Care Trusts significantly impacts the Company's consolidated balance sheet. Historically, the Company has recorded the 100% non-controlling interest related to such trusts in two separate lines: "Non-controlling interest in funeral and cemetery trusts" for the M&S Trusts and "Non-controlling interest in perpetual care trusts" for the Care Trusts. As illustrated by the size of the non-controlling interest line items compared to our total stockholders' equity, the potential impact of FAS 160 is very material to the Company and the users of our financial statements.

SERVICE CORPORATION INTERNATIONAL
CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)
(In thousands, except share amounts)

	September 30, 2008
Assets
Current assets:
Cash and cash equivalents	$171,903
Receivables, net	90,469
Inventories	32,635
Income tax receivables	95,303
Deferred tax asset	73,018
Current assets held for sale	1,747
Other	15,205
Total current assets	480,280
Preneed funeral receivables and trust investments	1,342,211	*
Preneed cemetery receivables and trust investments	1,301,873	*
Cemetery property, at cost	1,456,199
Property and equipment, net	1,566,689
Non-current assets held for sale	123,312
Goodwill	1,216,748
Deferred charges and other assets	455,499
Cemetery perpetual care trust investments	813,857	*
	$8,756,668
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$333,201
Current maturities of long-term debt	56,271
Current liabilities held for sale	258
Income taxes	—
Total current liabilities	389,730
Long-term debt	1,835,838
Deferred preneed funeral revenues	575,558
Deferred preneed cemetery revenues	778,861
Deferred income taxes	237,481
Non-current liabilities held for sale	96,265
Other liabilities	369,779
Non-controlling interest in funeral and cemetery trusts	2,192,401	*
Non-controlling interest in cemetery perpetual care trusts	829,348	*
Commitments and contingencies (Note 15)
Stockholders' equity:
Common stock, $1 per share par value, 500,000,000 shares authorized, 257,823,110 and 262,858, 169 issued and outstanding (net of 8,905,863 and 1,961,300treasury shares, at par, respectively)	257,823
Capital in excess of par value	1,810,368
Accumulated deficit	(736,284)
Accumulated other comprehensive income	119,500
Total stockholders' equity	1,451,407
	$8,756,668

(See notes to unaudited condensed consolidated financial statements)

Impact of FAS 160 on the M&S Trusts

As indicated in both Exhibits A and B, the non-controlling interests related to our M&S Trusts are considered liabilities in accordance with Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity ("FAS 150''), because the preneed contracts underlying the M&S Trusts are unconditionally redeemable upon the occurrence of an event that is certain to occur (i.e., either death or refund). Because FAS 160, paragraph 27 indicates that only a financial instrument classified as equity in the trusts' financial statements can be considered a non-controlling interest in the consolidated financial statements, SCI has concluded that amounts currently reported as "Non-controlling interest in funeral and cemetery trusts" do not meet the criteria for non controlling interest as prescribed by FAS 160. Accordingly, effective December 31, 2008, the amounts historically described as "Non-controlling interest funeral and cemetery trusts" will be re-characterized as either "Deferred preneed funeral revenues held in trust' or "Deferred preneed cemetery revenues held in trust', as appropriate, in our consolidated balance sheet, and the footnotes to our financial statements will include a disclosure that explains the reason for such revision.

Impact of FAS 160 on the Care Trust

Exhibits A and B indicate that for purposes of applying FIN 46R, the Care Trusts are considered equity non-controlling interests in accordance with FAS 150, even though the unusual attributes of the Care Trusts preclude a definitive identification of which entity -- the Company, the cemetery, or the customer -- is the legal "owner'', and if such owner has equity at risk. While these open issues did not prevent the Company and the Staff from concluding that FIN 46R required the Company's Care Trusts to be consolidated, the Company believes that the unusual attributes of such trusts (as well as the resulting open issues) require careful consideration in determining the applicability of FAS 160 to the Care Trusts. Accordingly, these issues will be examined within the context of the five basic requirements for non-controlling interests set forth in FAS 160.

Identifying the owners of the non-controlling interest

FAS 160 requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled as a non-controlling interest, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The Standard indicates that only a financial instrument issued by a subsidiary and classified within equity in the subsidiary's financial statements can be considered a non-controlling interest in the consolidated financial statements. Thus, a non-controlling interest represents the residual interest in the net assets of a subsidiary within the consolidated group held by owners other than the parent. As noted above, the Company is the beneficiary of income generated by the net assets of the Care Trusts to the extent that the Company has actual maintenance expenses. However, state statutes preclude the Company, its customers, the cemetery, or any other party from ever gaining access to the Care Trusts' corpus. Accordingly, the net assets of the Care Trusts are fundamentally different from traditional "residual interests" because, by law, the net assets can never be remitted. Instead, the net assets of the Care Trusts represent perpetual corpus to produce income to offset actual expenses. If the owner of the Care Trusts is construed to be the cemetery or the customer, state statutes would preclude either party from realizing a return. If the owner is construed to be the Company, state statutes offer the Company the potential of breaking even, but would preclude the Company from realizing a return. The Company believes that all three of these scenarios are inconsistent with the notion of an ownership interest considered to be part of equity as described in FAS 160. While the Company continues to support the conclusion from our prior FIN 46 consultations with the Staff that the Care Trusts should be consolidated, along with the related 100% non-controlling interest, the Company believes that the notion of "ownership" embedded within FAS 160 is not applicable to the Care Trusts.

Attribute net income between the parent and the non-controlling interest

The provisions of FAS 160 indicate that when a non-controlling interest exists, net income or loss shall be attributed to the parent and the non-controlling interest. As noted above, by law, the only entity that can receive distributions of returns on the perpetual corpus is the Company, and such distributions are limited to actual maintenance expenses. This fact, combined with the fact that the non-controlling interest has no access to any portion of net income, renders this requirement of FAS 160 not applicable to our Care Trusts.

Accounting tor the impact of changes in a parent's ownership interest

The provisions of FAS 160 require that a controlling parent account for changes in its ownership interest of a consolidated subsidiary as an equity transaction. Given that the non-controlling interest in our Care Trusts represents 100% of the ownership interest, and the legal constraints inherent in our Care Trusts preclude the Company from ever acquiring an ownership interest in the Care Trusts, this requirement of FAS 160 is not applicable to our Care Trusts.

Recognize the impact of deconsolidating a subsidiary

Under FAS 160, when a consolidated entity is deconsolidated, any retained non-controlling equity investment in the former consolidated entity must be initially measured at fair value with recognition of gains and losses, as appropriate. Under the accounting model that resulted from our prior FIN 46R consultations with the Staff, the 100% non-controlling interest in our Care Trusts is marked-to-market each period, therefore no gain or loss would result from our deconsolidation of the Care Trusts. Further, since the accounting model that resulted from our prior FIN 46R consultations with the Staff requires the Company to consolidate its Care Trusts, even though it holds no ownership interest in such trusts, the notion of deconsolidating an entity with a "non-controlling interest'' is not applicable to our Care Trusts.

Provide sufficient disclosure (Or non-controlling interests

FAS 160 requires that entities provide sufficient disclosures which clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Irrespective of the fact that the balances historically characterized as non-controlling interest in our Care Trusts appear to be fundamentally different from a "non-controlling interest" as contemplated in FAS 160, the Company believes that its current disclosures concerning its Care Trusts are comprehensive, transparent and fully compliant with the spirit of FAS 160.

Summary and Conclusion (Or the impact o( FAS i60 on the Care Trusts

Consistent with the comments above, the Company does not believe that FAS 160 was intended to be applicable to the non-controlling interests in entities such as our Care Trusts, nor should FAS 160 change the accounting model for our non-controlling·interest in Care Trusts that resulted from our previous FIN 46R consultations with the Staff. Irrespective of our previous conclusion that the non-controlling interest in a Care Trust is an equity instrument in accordance with FAS 150, given the peculiar facts and circumstances related to our Care Trusts we believe it would be inappropriate to characterize the related non-controlling interest as part of stockholders equity in our consolidated balance sheet. We believe this conclusion is consistent with paragraph B35 of FAS 160, which indicates that the FASB Board recognized FAS 160 would not be applicable to all instruments historically classified as non-controlling interests. Finally, given the interrelationship between the M&S Trusts and the Care Trusts, the Company believes that having different classifications would be very confusing to the users of our financial statements. Accordingly, effective December 31, 2008, the amounts historically described as "Non controlling interest in care trusts" will be re-characterized as "Care Trusts' corpus" in our consolidated balance sheet, and the footnotes to our financial statements will include a disclosure that explains the reason for such revision.

We are available to discuss this matter with the Staff at your earliest convenience. Should you have any questions or need to discuss this matter, you may contact me at 713-525-7768.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger

Senior Vice President and
Chief Financial Officer and Treasurer

cc:    Kyle Moffat/ U.S. Securities and Exchange Commission
Paul Kepple/ Partner, PricewaterhouseCoopers LLP
Kenneth Miller/ Partner, PricewaterhouseCoopers LLP
Rich Shappard/ Partner, PricewaterhouseCoopers LLP
Members of the SCI Audit Committee of the Board of Directors

Exhibit B

April 14, 2004 Letter to SEC

Jeffrey E. Curtis
Senior Vice President / Chief Financial Officer and Treasurer
jeffrey.curtis@sci-us.com

April 14, 2004

Mr. Donald T. Nicolaison
Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1103

Via Fax: (202) 942-9656

Dear Mr. Nicolaison:

On January 14, 2004, we met with the staff of the Securities and Exchange Commission ("SEC Staff') to discuss our prior submissions dated December 29, 2003, December 9, 2003 and November 21, 2003 regarding the views of Service Corporation International (the "Company") with respect to the accounting for statutory trusts (the "Trusts"} utilized by the deathcare industry. Representatives from the National and Houston offices of PricewaterhouseCoopers ILP, our independent accountants, were also present at this meeting. The precipitance for those letters and our meeting with the SEC Staff was our adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (''FIN 46R'').

At the request of the SEC Staff, we are providing additional background information for each type of Trust, our analysis under FIN 46R of each type of Trust and our conclusions regarding the appropriate accounting.

This letter is comprised of the following sections:

1.Background Description of Each Type of Trust
2.Current Accounting for Trusts
3.Consideration of FIN 46R for Each Type of Trust
4.Accounting for Trusts Under FIN 46R

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-5546 • FAX (713) 525-5267

Mr. Donald T. Nicolaison
April 14, 2004

SECTION I ·BACKGROUND DESCRIPTION OF EACH TYPE OF TRUST

A significant component of the Company's business is the sale of:

preneed funeral merchandise and services,
preneed cemetery merchandise and services, and.
cemetery interment rights and property ("cemetery property'').

State laws generally require all or a substantial portion of funds collected for preneed funeral and cemetery merchandise and services contracts to be placed into trusts (''M&S Trusts''), for which the Company typically acts as the trustor. State laws also require a portion of the funds collected from sales of cemetery interment rights and property to be placed into perpetual or endowment care trusts ("Care Trusts'').

M&S TRUSTS

M&S Trusts are required by state statute and are established explicitly to protect prearrangement consumers by limiting the Company's access to the funds until the merchandise is delivered or services are performed. The funds deposited into the M&S Trusts are invested in accordance with the investment requirements established by statute or, where the prudent investor rule is applicable, the trustees' judgment. In exchange for the amounts paid by the customer (which includes the M&S Trust corpus) plus the accumulated earnings on these amounts, the Company is contractually obligated to perform the services or deliver the merchandise stipulated. by the contract terms. Economically, the M&S Trust earnings compensate the funeral or cemetery operator ·for inflation in the costs of providing the products and services since funeral and cemetery operators are contractually obligated to perform services or provide products at a set price in the future.

The M&S Trusts' assets, which include both the principal and undistributed net earnings, are only accessible by the Company upon performance under the contracts (except as described below) and are not subject to the claims of the Company's creditors. Generally, each M&S Trusts pays income tax on its earnings on behalf of the customer. In the instances where the customer is required to pay the income tax, the appropriate tax documents are sent to the customer.

During our January 14, 2004 meeting, we discussed the different types of M&S Trusts based upon the disposition of trust corpus and income in the event of cancellation of the contract by the customers. Following is a summary of the categories:

Mr. Donald T. Nicolaison
April 14, 2004

Category	Disposition of M&S Trust Corpus and M&S Trust Income Upon Cancellation of Contract by Customer	Market Value of M&S Trust Assets at December 31, 2003 (in millions)

A	Customer receives all M&S Trust corpus and M&S Trust income.	$442	23%

B	Customer receives M&S Trust corpus and M&S Trust income less statutorily defined retention, which is distributed to the Company.	$480	25%

C	Customer receives only the corpus originally deposited into the M&S Trust. The Company retains all earnings. In some states the original ·corpus is reduced by a statutorily defined retention, which is distributed to the Company.	$603	32%

D	Same as C above except the Company is entitled to a portion of M&S Trust income prior to performance of services, delivery of merchandise or cancellation by customer.	$370	20%

	Total M&S Trust Assets	$1895	100%

In category A, B and C above, the Company has no right to any of the funds in the M&S Trusts before merchandise is delivered, services are performed or notice of customer cancellation is received. In category D, the Company has the right to withdraw a portion of Trust income prior to delivery of merchandise, performance of services or customer cancellation. However, if a customer cancels a category D contract, the Company generally has the obligation to remit back to the customer amounts necessary to restore the M&S Trust corpus balance to a certain statutorily determined amount. These situations occur when the fair value of the M&S Trust corpus declines below certain statutorily determined levels usually as a result of temporary market conditions. Further, as described below, in greater than 99% of the Trusts, all corpus and accumulated earnings (including any earnings previously distributed in category D Trusts) would have to be refunded to the customer if the Company were to default under a contract.

In M&S Trust categories A and B, the Company has no right to M&S Trust corpus or income before it performs services or delivers merchandise. With respect to category C M&S Trusts, the Company has no right to M&S Trust corpus or income before it performs services or delivers merchandise. However, in the event of a customer cancellation, the Company would retain the trust earnings. While the Company has the ability to receive M&S Trusts earnings in category

Mr. Donald T. Nicolaison
April 14, 2004

D, the Company is contingently obligated to refund the amounts withdrawn from the M&S Trusts if investment losses result in the corpus being below statutorily defined amounts, Therefore, the Company's right to M&S Trust income in category D M&S Trusts prior to performance of service, delivery of merchandise or upon customer cancellation, is contingent upon future performance or events.

For all categories of M&S Trusts, if the Company defaults under a prearranged contract, the Company has no right to M&S Trust corpus or M&S Trust earnings, except for certain M&S Trusts representing less than 1% of total M&S Trust assets, where the Company may retain a portion of M&S Trust earnings in event of default. For this reason, the Company has historically reported all Trust income realized prior to performance of services or delivery of merchandise as deferred revenue.

CARE TRUSTS

The Company is generally obligated under state laws to remit a portion of the proceeds from the sale of cemetery property to Care Trusts. Earnings on corpus are used for the perpetual upkeep of the cemetery grounds. Except in very limited circumstances, neither the Company nor the customers have any right to the Care Trust corpus and the Care Trusts' assets are not subject to the claims of the Company's creditors. In certain states, the Company's legal obligation to maintain its cemeteries is limited to the lesser of Care Trust distributable earnings or actual costs. In other states, the Company's obligation is to maintain the cemetery to a certain standard set by the state, regardless of the Care Trust earnings. In either type of state, we evaluated whether an additional legal obligation exists under principles of estoppel or other doctrines, and concluded an additional obligation in excess of the state statute requirements noted above does not exist.2

If a customer cancels an interment right, the Care Trust does not refund any amounts to the customer. In no case would the holder of the interment right have an ability to recover the corpus if the Company failed to perform.

SECTION 2 - CURRENT ACCOUNTING FOR M&S AND CARE TRUSTS

For background purposes, we have included a summary of the Company's current accounting model for each type of Trust.

Mr. Donald T. Nicolaison
April 14, 2004

M&S TRUSTS CURRENT ACCOUNTING

The Company records as a receivable from the M&S Trust for the total corpus· and investment income of the M&S Trusts along with an offsetting credit to deferred revenue. Neither the corpus nor the investment income of the M&S Trusts is earned by the Company until it has performed services, delivered merchandise or, in certain circumstances with respect to investment earnings (category C and D M&S Trusts), until the customer cancels the contract. Upon performance or delivery, all deferred income relating to that customer is recognized in funeral revenues or cemetery revenues.

CARE TRUSTS CURRENT ACCOUNTING

Currently, Care Trust assets are not recorded on the Company's balance sheet. The Company recognizes investment income generated from the Care Trust assets as cemetery revenues when the Company has incurred qualifying
2 As a part of this review, we reviewed publications and transcripts of the sales department and concluded the Company does not obligate itself to maintain the cemetery at a standard higher than required by the state statute.

maintenance costs that give it a legal claim to the realized investment income of the Care Trusts. Cemetery maintenance costs are recorded as expenses in the Company's financial statements when incurred.

SECTION 3 - CONSIDERATION OF FIN 46R FOR EACH TYPE OF TRUST

The two key decisions considered by the Company in determining if the Company should consolidate the M&S and Care Trusts under FlN 46R are:

Determining whether the Trusts are variable interest entities, and
Determining whether the Company is the primary beneficiary of the Trusts.

1.DETERMINING WHETHER THE TRUSTS ARE VARIABLE INTEREST ENTITIES

In determining whether the M&S Trusts and Care Trusts are variable interest entities, the Company reviewed the guidance of paragraph 5 of FIN 46R.

We believe the Care Trusts meet the condition of paragraph 5(b)(1) FIN 46R because of the decision-making restriction placed on the equity holders under state statutes. We believe the M&S Trusts also meet the conditions of paragraph 5(a) of FIN 46R as the equity holders of the M&S Trusts do not have sufficient equity investment at risk.

Trusts (e.g., employee benefit plan trusts, investment trusts, etc.) typically do not have "equity" but rather beneficial interests in the ''net assets" or "earnings" of the trusts. Therefore· we believe that the net assets represent the trusts' equity and the legal beneficiary of the trusts' net assets represents its equity holders.

Mr. Donald T. Nicolaison
April 14, 2004

Care Trusts

Guidance: Under paragraph 5(b)(1) of FIN 46R, an entity is a variable interest entity ifits equity holders lack the direct or indirect ability to make decisions about an entity's activities through voting or similar rights.

Analysis: There are different views regarding how to evaluate the equity of the Care Trusts. The views relate to questions such as who is the beneficiary (i.e., equity holder) of the Care Trusts (the Company, the cemetery, or the customer), whether the beneficiary has equity at risk (paragraph 5(a)), the ability of the equity holders to control the Care Trusts (paragraphs S(b)(l) and 5(c)) and whether the equity holders absorb the expected residual losses and expected (paragraphs 5(b)(2) and 5(b)(3)). However, regardless of who is the beneficiary of each Care Trusts, the trusts are variable interest entities because all significant decision-making abilities are stipulated by state statute and the applicable government entities have no equity at risk in the entities. State statutes stipulate the operations and activities of the Care Trusts, the types of investments in which the trustee can invest3, the distribution of the Care Trust earnings to the Company and the inability to distribute Care Trust assets. The trustees of the Care Trusts have the responsibility for and oversight of the operating activities of the Care Trusts including the execution of the investment policy set forth by applicable state statute and the distribution of the Care Trusts earnings pursuant to state regulations. The Company has the ability to hire and fire investment advisors4 and appoint and remove the trustees. However, these rights provide the Company limited ability to impact the operations of the Care Trusts. The customer has no ability to impact the operations or investing activities of the Care Trusts.

Conclusion: The lack of decision-making ability because of state statutes which stipulate the operations and activities of the Care trust causes the Care Trusts to meet the conditions of FIN 46R paragraph 5(b)(1) and be classified as variable interest entities.

M&S Trusts

Guidance: An entity is a variable interest entity if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties (i.e., the equity investment is not greater than the entity's expected losses).

3 Regulation of types of investment ranges from a ''prudent investor rule" to requirements that only specified types of investments are permissible.
4 The responsibilities of the investment advisors include making recommendations to the trustee in making and retaining investments, in accordance with the requirements of state statutes and the guidance of the Company's Investment Committee. However, the trustee is not obligated to follow the recommendations of the investment advisor, as the trustee has the fiduciary obligation to the trust.

Mr. Donald T. Nicolaison
April 14, 2004

Analysis: As discussed above, the M&S Trusts have the same paragraph 5 (b)(1) issues as the Care Trusts and those concerns were not repeated here.5 As the M&S Trust has an unconditional obligation to redeem the equity holders' interest in the M&S Trust by transferring assets upon an event certain to occur (i.e., death), all of the net assets in each M&S Trust would be considered a liability of the M&S Trust under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity ("SFAS No. 150"). Therefore, after the effective date of SFAS No. 150, all deposits made by the Company's customers into the trusts after that date do not meet the definition of equity or investment at risk.

There is a question as to whether the recurring turnover of customers whose funds are deposited in the trusts would represent triggering events under paragraph 7 of FIN 46R. One view is that a triggering event would not occur unless new customer deposits being added and old customer deposits being removed are of such significance that the nature and risks of the trusts are significantly altered. The other view, based on a strict application of paragraph 7(b) of FIN 46R, is that every transaction with customers is a triggering event and therefore triggering events would occur virtually every day. Under the former view, the net assets would be considered to be equity as of the last triggering event date, as long as that date preceded the effective date of SFAS 150 (which is likely the case for most M&S trusts). Under the latter view, since SFAS 150 was effective prior to the date the Company must apply FIN 46R, all of the M&S trusts would violate the criterion of paragraph S{a) of FIN 46R. This is because, as a result of frequent and recurring triggering events, SFAS 150 would apply as of the last triggering event date prior to implementation of FIN 46R and therefore the trusts net assets would not be classified as equity. This however, is a moot question as a result of the matter discussed below.

In any event, the amount deposited by the customer into the M&S Trust is not at risk because regardless of trust earnings, or loss of ·corpus, the Company is obligated to deliver at the customer's option the prearranged merchandise or services in exchange for the customer's interests in the trust, thus protecting the equity holder from risk of loss. As discussed in more detail below, the customer may not absorb the expected losses as they may elect to ·accept the Company's services. Thus, regardless of whether the net assets of the trusts qualify to be classified in equity as of the last triggering event date, such net assets would not qualify as equity at risk, because it is not at risk for the variability in the fair value of the trust assets.

Mr. Donald T. Nicolaison
April 14, 2004

2.DETERMINING WHETHER THE COMPANY IS THE PRIMARY BENEFICIARY OF THE TRUSTS

M&S Trusts

In the vast majority of all four categories of M&S Trusts, the customer has an option at any time to cancel the contract and receive a return of its deposit. With respect to category A and B M&S Trusts, the customer also has a right to all or a portion on the earnings associated with the corpus. The Company has effectively entered into a total return swap, which allows the customer to exchange its equity in the M&S Trust to the Company for defined merchandise and services. Therefore, we believe it is evident that the Company will absorb a majority of the expected losses and expected residual returns of the category A and B M&S Trusts and would therefore be the primary beneficiary. Because the customer may withdraw corpus and earnings at any time before need {through cancellation), the contract is in effect an atneed contract with the customer and the price .in the atneed contract is equal to the amounts paid by the customers plus M&S Trust earnings. This arrangement transfers all of the expected losses to the Company through the fixed price in the contract and assignment of M&S Trust proceeds to the Company. We believe this arrangement, while outside of the variable interest entity, must be considered in applying FIN 46R, paragraph 14 to identify the primary beneficiary. While the customer may withdraw the residual returns through cancellation of the contract, the customer would not normally be economically motivated to cancel the contract unless the earnings have been greater than the increase in the fair value of the merchandise or services. However, the Company would still bear substantially all expected losses since customers would not be motivated to cancel if the assets in the trust including earnings are less than the value of the merchandise or services. We reach the same conclusion when evaluating the category C and D M&S Trusts. The expected losses of the category C and D M&S Trusts will be transferred to the Company when the Company performs the service or delivers the merchandise through the preneed contract. In addition, with respect to category C and D M&S Trusts, because in all
5 We have only evaluated the M&S Trust with respect to paragraph 5{a) of FIN 46R.. It should noted that the M&S Trust would also likely meet the conditions of 5(b)(1), 5(b)(2) and 5(b)(3) of FIN 46R.

cases except when the Company defaults under a preneed contract, the Company would receive a majority of each Trusts' expected residual returns because the Company is entitled to earnings of each category C and D M&S Trust.

Care Trusts

The Company is the legal beneficiary of the Care Trust income, meaning the Company is the beneficiary of all income generated by the Care Trust and receives all of the expected losses and residual returns. When the Care Trusts have losses, the Company absorbs the expected losses of the Care Trust through a reduction in distributable earnings to offset maintenance expenses. While in some states the Company is only obligated to perform maintenance activities in the amount of Trust earnings, other states require a certain level of maintenance regardless of the Trust earnings. At substantially all of our cemeteries, we typically incur ongoing maintenance costs each year in excess of the statutory requirements for economic. purposes. We have made a business decision to incur the additional costs to help sell the remaining property at the cemetery, to maintain our corporate image and, at locations with funeral homes on the cemetery property,

Mr. Donald T. Nicolaison
April 14, 2004

to promote additional funeral volume. Therefore, in all cases, the Company absorbs the negative variations in the Care Trust earnings through the reduced earnings distributed by the Care Trust, leading to the determination that the Company is the primary beneficiary of the Care Trust.

SECTION 4 -ACCOUNTING FOR M&S AND CARE TRUSTS UNDER FIN 46R

After our January 14, 2004 meeting with the SEC Staff and additional discussions between the SEC Staff and the PwC National office, we have modified our original proposed accounting for the M&S and Care Trusts under FIN 46R and now propose the following accounting treatment.

M&S TRUSTS ACCOUNTING

~~Category A and B M&S Trusts~~

Although FIN 46R requires consolidation of the M&S Trusts, it does not change the legal relationships between the Trusts, the Company, and its customers. The customers are the legal beneficiaries of the M&S Trusts and, therefore, their interests in the M&S ·Trusts represent a non-controlling interest in subsidiaries. The Company would record the category A and B M&S Trust assets on the Company's balance sheet and account for the assets pursuant to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No.115'') with an offsetting adjustment to non-controlling interests. Because the category A and B M&S Trust beneficial interests are unconditionally redeemable upon the occurrence of an event that is certain to occur (i.e., death), the non-controlling interests will be classified as a liability in accordance with SFAS No. 150. The Comp.any would record unrealized gains and losses on category A and B M&S Trust assets with an offsetting adjustment to non-controlling interest.

Earnings on category A and B M&S Trust assets would be recognized in the period realized within Other income (a non-operating income classification) with an offsetting entry to non-controlling interest in the trust earnings because the Company is not legally entitled to the M&S Trust earnings until it performs the service or delivers the merchandise. This debit would also be classified within Other income, in accordance with the treatment of changes in redeemable equity interests under SFAS No. 150. Accordingly, at this point there would be no impact on the Company's net income as the realized M&S Trust earnings are offset by the non-controlling interest in trust earnings.6

Upon performance of service or delivery of merchandise, the Company would recognize the entire amount of both M&S Trust corpus and earnings as funeral or cemetery revenue, as appropriate. We believe the presentation of M&S Trust earnings as revenue is appropriate because of the following points:

Mr. Donald T. Nicolaison
April 14, 2004

6 Even though the Company is entitled to the retainage in certain category B M&S Trusts, the retention amount is not realized until the cancellation occurs and therefore, should not be recognized until the contract is cancelled.

•The Company has no right to M&S Trust corpus or income until it performs the services or delivers the merchandise. In addition, the customer may withdraw corpus and earnings7 at any time before need (through cancellation) and subsequently enter into another contract, at current list prices, using the distributed trust corpus and earnings in the trust.
•Under the terms of substantially all of the prearranged contracts, the contract specifically states the purchase price of the products and services includes all M&S Trust earnings. For example, the standard preneed funeral service trust contract in the state of Florida states, ''the price for the funeral services and merchandise listed below shall include all remaining interest, dividends, increases, or accretions earned by the funds paid under this contract."
•Under the prearranged funeral contract or preneed cemetery contract, the customer utilizes the M&S Trust earnings to compensate the funeral or cemetery operator for inflation in the costs of providing the products or services agreed upon when entering the prearranged contract. Recognizing the M&S Trust earnings in the income statement outside of revenue would not match the earnings of the M&S Trust with the costs that it is intended to offset.

Category C Trusts

The Company would record the category C M&S Trust assets on the Company's balance sheet and account for the assets pursuant to SFAS No. 115 with an offsetting entry to non-controlling interests. Because the category C M&S Trust beneficial interests are unconditionally redeemable upon the occurrence of an event that is certain to occur (i.e., death), the non-controlling interests will be classified as a liability in accordance with SFAS No. 150. The Company would record unrealized gains and losses on category C M&S Trust assets with an offsetting adjustment to non-controlling interest.

Earnings on category C Trust assets would be recognized in the period realized within Other income (a non-operating income classification) with an offset to non-controlling interest in the trust earnings because the Company is not legally entitled to the M&S Trust earnings until it performs the services or delivers the merchandise or the contract is cancelled by the customer. This debit would also be classified within Other income, in accordance with the treatment of changes in redeemable equity interests under SFAS No. 150. Accordingly, at this point there would be no impact to net income as the realized M&S Trust earnings are offset by the non-controlling interest in trust earnings.

In the category C M&S Trusts, the Company is entitled to a statutorily defined retainage and all trust earnings upon customer cancellation. However, we believe the retainage and trust earnings are not realized and should not be recognized as revenue by the Company until the cancellation

Mr. Donald T. Nicolaison
April 14, 2004

occurs. The fact that the customer could forfeit the earnings upon cancellation of the contract does not change the legal relationships between the customer, the M&S Trust and the Company. In fact. in some states, if the customer chooses to have ·the contract transferred to another provider, the Company is obligated to transfer to the new provider the principal and earnings allocated to that customer. The Company, in practice, often transfers the category C trust earnings in addition to the principal to the new provider even if not obligated to do so. Additionally, the customer is entitled to all M&S Trust corpus and earnings if the Company defaults on the contract. Therefore, we believe deferral of the M&S Trust earnings until the performance of service or delivery of merchandise is appropriate.

Upon performance of service or delivery of merchandise, the Company would recognize the entire amount of M&S Trust corpus and earnings as revenue for category C M&S Trusts for substantially the same reasons as described in the category A and B M&S Trusts above. While we recognize that the customer does not have the right to earnings in the event of a contract cancellation, we do not have the right to the earnings until we perform. services or deliver merchandise.

Category D Trusts

The Company would record the category D M&S Trust assets on the Company's balance sheet and account for the assets pursuant to SFAS No. 115 with an offsetting entry to non-controlling interests. Because the corpus on the category D M&S Trust beneficial interests are unconditionally redeemable upon the occurrence of an event that is certain to occur (i.e., death), it should be classified as a liability in accordance with SFAS No. 150. The Company
7 To record this distribution of M&S Trust earnings to the customer, the Company would record a reduction to M&S Trust assets and a corresponding reduction in non-controlllilg interest in trust assets. There would be no income statement impact.

would record unrealized gains and losses on category D M&S Trust assets with an offsetting adjustment to deferred income.

Although the Company is entitled to some or all of the realized earnings of each category D Trust, realized earnings on trust assets prior to performance of service or delivery of merchandise will also be recognized as deferred revenue. This is as a result of the following facts:
•The distributions from category D M&S Trusts; although they transfer cash from the trust to the Company, do not alter the legal or substantive performance obligations of the Company compared to category C trusts.
•The Company is required to refund the M&S Trust corpus and M&S Trust earnings if the Company defaults on the prearranged contract, except in M&S Trusts making up less than 1% of the M&S Trust assets where the Company can retain a portion of the trust earnings if the Company defaults.
•The Company may be required to fund the M&S Trust to maintain it at a certain statutorily determined level, or the Company may be required to fund the M&S Trust (i.e., return the distributed M&S Trust earnings) upon customer cancellation in circumstances in which it experiences a decline in value subsequent to the distribution of the M&S Trust earnings. As described above, if the customer chooses to have the contract transferred to another provider, the Company is obligated in some states to transfer to the new provider the principal and earnings allocated to that customer.

Mr. Donald T. Nicolaison
April 14, 2004

•The Company has not performed the services or delivered the merchandise that it is contractually obligated to perform and deliver. The cash received in advance of performance should therefore be viewed as a customer deposit.

Each of the above factors indicates the Company has not earned the M&S Trust earnings for category D Trusts until the Company performs the service or delivers the merchandise.

At this point, there would be no impact to net income as the earnings are offset by the non-controlling interest in trust earnings or deferred revenue.

Upon performance of service or delivery of merchandise, Trust corpus and Trust earnings will be recognized as funeral or cemetery revenue. We believe the presentation of M&S Trust earnings as revenue for category D M&S Trusts is appropriate for the many of the same reasons as described in the category C M&S Trust section.

Alternative Presentation

In an alternative presentation, the accounting would be the same for each category of M&S Trust until the Company performs services or delivers merchandise under the contract or the customer cancels the contract. Upon the Company's performance or delivery under the contract, the Company would only record the M&S Trust corpus as revenue for cemetery or funeral merchandise and services and record the distributed M&S Trust earnings as a credit to non-controlling interest expense classified within Other income. Assume an $80 contract with $20 of accumulated earnings, the entry would be:

Cash	100
M&S Trust Assets		100
Non-controlling interest in trust assets (balance sheet)	100
Revenue (for trust corpus)		80
Non-controlling interest expense (for trust earnings)		20

In this case, the accumulated M&S Trust earnings would not be recorded in revenue and instead reduce current period allocation of Trust earnings to the Company's customers. Under this alternative presentation, the original deposit received from the customer would be the only component of revenue that the Company would recognize.

The Company believes that this alternative presentation is not appropriate and is inconsistent with the legal and economic fact pattern of the transaction for the following reasons:

•This presentation contradicts the form of the standard prearranged contract used in most states.

Mr. Donald T. Nicolaison
April 14, 2004

•Under the alternative presentation, the recognition of the M&S Trust earnings as a credit to non-controlling interest expense reflects the distribution of M&S Trust earnings in a manner similar to a forgiveness of debt or the allocation of trust earnings, neither of which reflects the economics of the arrangement.

•In periods when actual M&S Trust investment earnings are flat or negative, under the alternative presentation, the Company would nevertheless report investment income from accumulated prior year investment earnings as services are performed or merchandise is delivered. Additionally, this presentation may actually result in a credit in Other income if the distribution of M&S earnings exceeds the current period actual M&S Trust investment earnings. We believe this would be confusing to investors and would not result in the proper representation of M&S Trust income to non-controlling interest expense.

•Under the alternative presentation, the Company's gross margins would not be fairly presented and revenues would not be properly matched to costs because upon performance of services or delivery of merchandise, the amount recognized as revenue would be equal to the historical prearranged amount (which may have been set in excess of 10 years prior), while the costs recognized to perform the service or deliver the merchandise are the current costs. We believe this presentation would distort the gross margins of the Company and the underlying true economics of the transaction between the Company and the customer. In some cases, the presentation may indicate the Company is performing services or providing merchandise at a loss, when in fact, the Company, is achieving an appropriate margin.

•The distribution of the M&S Trust earnings is not analogous to the Company charging the trusts for services (which would be appropriately recognized as a reduction of the non-controlling interest share of trust earnings). The Company's primary responsibility is not to provide services to the trusts8. The distributions represent the disposition of trust assets by the trust beneficiaries to fund the beneficiaries' personal expenses.

The Company notes net income is the same in each period under the proposed accounting and the alternative presentation. The significant difference is that distributed M&S Trust earnings are recognized as revenue for services or merchandise in the proposed accounting and as a credit to non-controlling interest in trust earnings in the alternative presentation. We believe the alternative presentation leads to less transparency in the operating results of the Company. As noted above, the large majority of the distributed M&S Trust fund earnings were earned in periods prior to the performance of services or delivery of merchandise and do not represent a reallocation of trust earnings and to record it as such, within Other income, would be inappropriate and would likely confuse investors.

Mr. Donald T. Nicolaison
April 14, 2004

CARE TRUSTS ACCOUNTING

Our proposed accounting for the Care Trusts is summarized as follows:

The Company would record the Care Trust assets on the Company's balance sheet with an offsetting entry to non-controlling interest in Care Trusts (minority interests) as the Company does not have a legal right to the Care Trust corpus. The assets of the Care Trusts would be accounted for under SFAS No. 115 (including any adjustment to mark-to-market available for sale securities under SFAS No. 115). Realized gains on Care Trust assets would be recorded within revenue, based on an application of EITF 01-14, to the extent that qualifying maintenance expenses are incurred. .Any excess would be recorded as deferred revenue. Unrealized gains and losses will be accounted for as an increase or decrease to non-controlling interest in Care Trusts (minority interests). Realized net losses (if any) will be recorded as a reduction to minority interests.

The Company would accrue a receivable from the Care Trusts in advance of distribution of Care Trust earnings if qualifying expenses are incurred and there are accumulated distributable earnings in the trust.

*****

Mr. Donald T. Nicolaison
April 14, 2004

8 The Company does provide some services to the Trusts such as monthly deposits for funds received and withdrawals for services performed and.merchandise delivered.

We have not included draft financial statement disclosures for the implementation of FIN 46R in this letter. We will include the draft financial statement disclosures in a subsequent letter to the SEC Staff upon finalization of the accounting for the M&S Trusts and Care Trusts under FIN 46R.

Our audit committee agrees with the conclusions outlined in this letter. Additionally, the National and Houston offices representatives of PricewaterhouseCoopers LLP, our independent accountants, concur with our conclusions outlined in this letter, except for the presentation of realized gains and unrealized gains and losses on Care Trust assets. PricewaterhouseCoopers believes that the Company, as the income beneficiary of the Care Trusts, should treat Care Trust earnings like those from a restricted investment under FAS 115 with realized gains reflected in Other Income and unrealized earnings reflected in Other Comprehensive Income.

As mentioned in our previous submission to the SEC Staff; we greatly appreciated Jane Poulin's efforts to meet with us in person and to respond to our requests in a timely manner to reach an expeditious resolution to our questions regarding our adoption of FIN 46R.

Sincerely,

/s/ Jeffrey E. Curtis
Jeffrey Curtis
Senior Vice President,
Chief Financial Officer and Treasurer

cc:    Doug Tanner, PricewaterhouseCoopers LLP
Randy Vitray, PricewaterhouseCoopers LLP
Members of the SCI Audit Committee of the Board of Directors

Exhibit C

July 21, 2004 Letter to SEC

Eric D. Tanzberger
Vice President and Corporate Controller

July 21, 2004

Ms. Jane Poulin
Office of the Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1103
Via Fax: (202) 942-9656
Dear Ms. Poulin:

On behalf of Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc. and Carriage Services, Inc., I respectfully submit the attached letter confirming the application of FASB Interpretation No. 46 (revised December 2003) utilized by the four registrants in the deathcare industry. Based on discussions with the staff of the Securities and Exchange Commission, we understand the SEC Staff will not object to the conclusions reached in the attached letter.

We again respectfully thank the SEC Staff for their time and attention over the last several months regarding the application of FIN 46R to the deathcare industry.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger

cc:    Dwight Hawes - Alderwoods Group, Inc.
Rick Low - Alderwoods Group, Inc.
Ken Budde - Stewart Enterprises, Inc.
Michael Hymel - Stewart Enterprises, Inc.
Terry Sanford - Carriage Services, Inc.
Jeffrey Curtis - Service Corporation International
PriceWaterhouseCoopers LLP
KPMG LLP

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.0.BOX 130548 • HOUSTON, TX772l9-0548 • (713) 525-7768 • FAX (713) 525-7581

July 21; 2004

Mr. Donald T. Nicolaisen
Chief Accountant
Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1103

Via FAX - (202) 942-9656

Dear Mr. Nicolaisen:

Based on discussions with the staff of the Securities and Exchange Commission ("SEC Staff ') over the past several months, culminating with a meeting with the SEC Staff on April 29, 2004, we have prepared this letter summarizing the application of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R''), to statutorily required trusts (the "Trusts") utilized by the undersigned registrants in the deathcare industry (the ''Registrants"). The information included herein represents our conclusions regarding the accounting for the Trusts under the requirements of FIN 46R. We acknowledge that our accounting conclusions that follow are an industry-specific application of the literature discussed herein and should not be analogized to in other situations. Based on these discussions, we understand the SEC Staff will not object to these conclusions.

Background

A significant component of the Registrants' businesses is the sale on a preneed basis of funeral and cemetery merchandise and services and cemetery interment rights and property. State laws generally require all or a substantial portion of the funds collected for preneed funeral and cemetery merchandise and service contracts to be placed into merchandise and service trusts ("M&S Trusts''). State lav;s also require a portion of the funds collected from sales of cemetery interment rights and property to be placed into perpetual care trusts ("Care Trusts").

M&S Trusts are required by state statutes and are established explicitly to protect preneed consumers by limiting access by funeral and cemetery operators to the funds until the merchandise is delivered or services are performed. The funds deposited into the M&S Trusts are invested in accordance with the investment requirements established by statute or, where the prudent investor rule is applicable, the trustees' judgment. In exchange for the amounts paid by the customer plus the accumulated earnings on these amounts, the Registrants are contractually obligated to deliver the merchandise or perform the services stipulated by the contract terms.

Mr. Donald T. Nicolaison
July 21, 2004

Economically, the M&S Trust earnings compensate the funeral or cemetery operator for increases in the costs of providing the merchandise or performing the services because funeral and cemetery operators are contractually obligated to provide such merchandise and services in the future at a price established at the time the contract is entered into with the preneed consumer. The assets of the M&S Trusts are not subject to the claims of the Registrants' creditors.

Care Trusts are also required by state statutes and obligate the Registrants to remit a portion of the proceeds from the sale of cemetery interment rights and property to such Care Trusts. Earnings on the Care Trust corpus are used for the perpetual upkeep of the cemetery grounds. Except in very limited circumstances, neither the cemetery operators nor the customers have any right to the Care Trust corpus and the Care Trusts' assets are not subject to the claims of the Registrants' creditors.

Adoption of FIN 46R

Under the provisions of FIN 46R, M&S Trusts and Care Trusts are variable interest entities because the Trusts meet the conditions of paragraphs 5(a) and 5(b)(1) of FIN 46R That is, as a group, the equity investors (if any) do not have sufficient equity at risk; and do not have the direct or indirect ability through voting or similar rights to make decisions about the Trusts' activities that have a significant effect on the success of the Trusts. FIN 46R requires the Registrants to consolidate M&S Trusts and Care Trusts for which the Registrants are the primary beneficiaries (i.e., those for which the Registrants absorb a majority of the Trusts' expected losses). A Registrant is the primary beneficiary of a given Trust whenever a majority of the assets of the Trust are attributable to deposits for customers of the Registrant. If the assets of a given Trust arise as a result of deposits for customers of multiple Registrants or multiple funeral and cemetery operators, such that a majority of the assets of the Trust are not attributable to customers of any single Registrant or single funeral and cemetery operator, then no Registrant would absorb a majority of the Trust's expected losses (i.e., the Trust would not have a primary beneficiary) and the Trust would not be consolidated under the provisions of FIN 46R.

Although FIN 46R requires consolidation of most of the M&S Trusts and the Care Trusts, it does not change the legal relationships among the Trusts, the Registrants and their customers. · In the case of the M&S Trusts, the customers are the legal beneficiaries. In the case of the Care Trusts, the Registrants do not have a legal right to the trust assets. For these reasons, upon consolidation of the Trusts, the Registrants are recognizing non-controlling interests in their financial statements to reflect the third party interests in these Trusts in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity. As discussed with the SEC Staff; the Registrants are classifying deposits to M&S Trusts as liability non-controlling interests and are classifying deposits to Care Trusts as equity non-controlling interests. The Registrants are continuing to account for amounts received from customers prior to delivery of merchandise or services that are not deposited in either M&S Trusts or Care Trusts as deferred revenue.

Mr. Donald T. Nicolaison
July 21, 2004

In consolidation, the Registrants recognize realized investment earnings of the M&S Trusts within Other income, net. The Registrants then recognize a corresponding expense within Other income, net that represents the realized. earnings of those trusts that are attributable to the non-controlling interest holders. The corresponding credit for this expense is Non-controlling interest funeral and cemetery trusts for M&S Trusts or Non-controlling Interest in perpetual care trusts' for Care Trusts. The sum of these expenses recorded in Other income, net will offset the realized earnings of such trusts also recognized within Other income, net. Accordingly, the Registrants' income statements are not affected by consolidation of the Trusts in accordance with FIN 46R (i.e., the application, of this accounting policy is income statement neutral to the Registrants' financial statements).

To the extent the earnings of the Trusts are distributed prior to the delivery of merchandise and/or services, a corresponding amount of non-controlling interest will be reclassified to deferred revenue, until it is recognizable as revenue. In the case of M&S Trusts, the Registrants recognize as revenues amounts previously attributed to non-controlling interests and deferred revenues upon the performance of services and delivery of merchandise, including earnings accumulated in.these trusts. In the case of the Care Trusts, distributable earnings are recognized in cemetery revenues to the extent of qualifying cemetery maintenance costs.

Both the M&S Trusts and the Care Trusts hold investments in marketable securities that generally are classified as available-for-sale by the Registrants under the requirements of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS, 115"). Jn accordance with the provisions of FAS 115, available-for-sale securities of the Trusts are initially recorded at fair value, with unrealized gains and losses excluded fr6m earnings of the Registrants and initially recorded as a "component of Accumulated other comprehensive income (loss) in the consolidated balance sheet. By analogy to the guidance in EITF Topic D-41, Adjustments in Assets and Liabilities for Holding Gains and Losses as Related to the Implementation of FA.SB Statement No: 115 (''Topic D-41'), unrealized gains and losses on available-for-sale securities of the Trusts attributable to the non-controlling interest holders are not recorded as Accumulated other comprehensive· income (loss), but are recorded as an adjustment to either Non-controlling interest funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. Therefore, unrealized gains and losses attributable to the non-controlling interest holders are reclassified from Accumulated other comprehensive income (loss) to either Non--controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The gross effect from applying Topic D-41 on the Registrants' Accumulated other comprehensive income (loss) will be disclosed in the Registrants' footnotes to their financial statements, but the Registrants Accumulated other comprehensive income (loss) on the face of the balance sheet is ultimately not affected by consolidation of the Trusts.

*****

Mr. Donald T. Nicolaison
July 21, 2004

We respectfully thank the SEC Staff for their time and attention over the last several months regarding the application of FIN 46R to the Trusts. This letter sets forth the accounting policies that we, the Registrants, will follow as a result of the adoption of FIN 46R.

Service Corporation International	Alderwoods Group, Inc.

Stewart Enterprises, Inc.	Carriage Services, Inc.

Exhibit D

June 30, 2006 Letter to SEC

Eric D. Tanzberger
Senior Vice President and Chief Financial Officer

June 30, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:    SEC Comment Letter dated May 19, 2006 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006
    File No. 1-06402

Dear Mr. Spirgel:

This letter responds to the comment that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated May 19, 2006 with respect to the above referenced filing.

We hope this letter is responsive to your comment and request for information. If the response provided in this letter is not deemed adequate to answer the Staff’s comment, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve this outstanding comment in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Commission’s comment in bold text.

Consolidated Statements of Cash Flows, page F-7

Please refer to prior comment 3. We understand that currently you are presenting the net changes in balance sheet line items such as “deferred preneed funeral revenue,” “non-controlling interest in funeral and cemetery trusts” and “preneed funeral receivables and trust investments” in the line item “net effect of preneed funeral production and maturities,” which is classified within cash provided by

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581

Mr. Larry Spirgel
June 30, 2006

operating activities on the cash flow statement. Similarly we note that the operating cash flow item “net effect of preneed cemetery production and deliveries” includes the net change in several other related balance sheet items. We further note your inclusion of “net withdrawals (deposits) of restricted funds and other” in investing activities. We do not believe that this net presentation complies with the requirements of SFAS No. 95 “Statement of Cash Flows”. Your response to this comment should detail a cash flow presentation that complies with SFAS 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts. To the extent that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response.

At a minimum, your response should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS 95 to support your position. This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed.
•The refundable deposit originally made by the customer for services to be performed at some future date;
•The transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;
•Cash received for interest and dividends related to earnings of the investment portfolio;
•The reinvestment of these interest and dividends within the investment portfolio;
• If the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified;
• The removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.

Also address any other relevant disclosures, such as information related to non-cash investing and financing activities association with these trusts.

Response: The Company acknowledges the Staff’s comment regarding our current net

Mr. Larry Spirgel
June 30, 2006

presentation of the change in the balance sheet line items “Deferred preneed funeral revenue”, “Preneed funeral receivables and trust investments”, and “Non-controlling interest in funeral and cemetery trusts” within the line item “Net effect of preneed funeral production and maturities,” which is classified within cash provided by operating activities in our cash flow statement. Similarly, the Company currently shows a net presentation of the change in the balance sheet line items “Deferred preneed cemetery revenue”, “Preneed cemetery receivables and trust investments”, and “Non-controlling interest in funeral and cemetery trusts” within the line item “Net effect of preneed cemetery production and deliveries”, which is classified within cash provided by operating activities in our cash flow statement.

The Company would like to bring to the Staff’s attention that we currently track and disclose gross movements within our trust investment portfolio in Notes 4, 5, and 6 (Preneed Funeral Activities, Preneed Cemetery Activities, and Cemetery Perpetual Care Trusts). These gross movement disclosures include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments. The Company also includes in Notes 4, 5, and 6 the gross withdrawals and deposits within the trust that are related to funeral trusts, cemetery trusts, and cemetery perpetual care trusts.

The Company’s financial reporting for preneed funeral and cemetery contracts with customers was the subject of significant research, deliberation, and consultation with the Staff at the time of adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). In this regard, the Company respectfully refers the Staff to the deathcare industry registrants’ letter to the SEC dated July 21, 2004 related to the adoption of FIN 46R (see Exhibit A). This letter, which was submitted to the Staff on behalf of four registrants in the deathcare industry (Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc., and Carriage Services, Inc.), was the culmination of extensive consultation with members of both the Office of the Chief

Accountant and Division of Corporation Finance at the time of FIN 46R adoption. The Company believes an understanding of the application of FIN 46R to the deathcare industry is pertinent to this comment letter response. Although the cash flow presentation of preneed activities was not specifically addressed in the July 2004 industry letter, the Company believes cash flow practices were discussed with the Staff upon adoption of FIN 46R, and that its current cash flow presentation of such activities is consistent with those Staff discussions and with presentations used by other deathcare industry registrants. As outlined in the July 2004 industry letter, fundamental to this presentation was the conclusion that revenue, gross profit and net income should be unaffected by the consolidation of funeral, cemetery and perpetual care trusts under FIN 46R. The Company believes this same premise would apply to cash flows from operating activities, and that any deviation from its current cash flow presentation would be inconsistent with the conclusions reached with the SEC in July 2004.

Under the provisions of FIN 46R, the Company’s funeral, cemetery, and perpetual care trusts (“Trusts”) were considered variable interest entities in accordance with the guidance set forth in paragraphs 5(a) and 5(b)(1) of FIN 46R. As a result, the Company was required to consolidate these Trusts to the extent the Company absorbed a majority of the Trusts’ expected losses. Although the Company was required to consolidate the Trusts, the legal relationship between the Trusts, the customer and the Company was

Mr. Larry Spirgel
June 30, 2006

unchanged. The customer is considered the legal beneficiary of the funeral and cemetery trusts and the Company does not have a legal right to the perpetual care trusts. Accordingly, upon consolidation of the Trusts, the Company was required to recognize “non-controlling interests” to reflect the third party interests in the Trusts in accordance with FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity”. The Company continues to account for cash received from the customer, which is not required to be deposited into the Trusts, as deferred revenue. If a customer cancels a trust funded preneed funeral or cemetery contract, applicable law determines the amount of the refund owed to the customer, including the amount, if any, of attributed investment earnings. Upon cancellation, the Company receives the amount of principal deposited into trust and any undistributed net investment earnings and then pays the customer the required refund. Under the Company’s current methodology, such refunds have no effect on cash flows from investing or financing activities.

The Trusts hold investments in marketable securities that generally are classified as available-for-sale by the Company under the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. As noted above, the Company is not the legal owner of the securities within the Trust and generally has no control over the timing of the withdrawal. Accordingly, the Company considers the Trusts analogous to a long-term receivable. Revenue recognition for a preneed contract occurs when the contract matures and services are provided. When this revenue trigger occurs, non-controlling interest (except for perpetual care trusts as explained below) is reclassified to deferred revenue and then recognized as revenue, and the Company removes cash from the Trust. Because the cash flows related to changes in Trust investments and non-controlling interest/deferred revenue relate so closely to the Company’s core business activities and therefore enter into the determination of net income, the Company believes these activities represent operating activities as set forth in paragraph 21 of SFAS 95. As such, the Company’s current cash flow presentation, presented in the example below, reflects changes in the trust investments and non-controlling interest as operating activities as opposed to investing and financing activities, respectively.

The removal of funds from the investment portfolios occurs upon the maturity of the preneed funeral or cemetery contract. In certain “distributable” states, the Company may be allowed to withdraw investment earnings from the Trust prior to the maturity of the contract. In these instances, the Company receives the cash, however the Company does not recognize the revenue associated with the earnings until the service has been provided or the merchandise has been delivered to the customer.

At the time the Company sells cemetery property, a portion of the proceeds received from the customer are deposited into perpetual care trust funds. The earnings from these trust funds are intended to defray cemetery maintenance costs, which the Company expenses as incurred. Generally, the principal amount of these deposits cannot be withdrawn by

Mr. Larry Spirgel
June 30, 2006

the Company. However, the investment earnings from these trusts are distributed regularly to reimburse the Company for qualifying maintenance expenses. These disbursements from trusts are recognized as revenue to the Company when received from the perpetual care trusts.

Upon adoption of FIN 46R, the Company characterized preneed cash received from customers but not yet deposited into Trust as of the balance sheet date as restricted cash (a component of “Deferred charges and other assets”), on the basis that such cash must be invested in segregated Trust accounts on the customer’s behalf generally within five to 45 days after receipt. The period-to-period change in such “pending deposits” was presented as an investing activity in the Company’s consolidated cash flow statement. In connection with the Company’s preparation of this response letter, management has reevaluated this accounting treatment and believes that these pending deposits should not be reported as restricted cash in the Company’s consolidated financial statements, because generally such deposits are neither restricted nor physically segregated within the Company’s bank accounts as of the balance sheet date. The impact of previously misclassified restricted cash is not material to any of the Company’s prior annual or quarterly financial statements, and therefore the Company will prospectively classify such pending deposits as cash and cash equivalents in its consolidated balance sheet, with a corresponding increase in its investing cash flows in the period in which such revised classification occurs.

Cash Flow Example

Please see the following cash flow example that illustrates the Company’s current accounting methodology:

The Company enters into a preneed funeral trust contract with a consumer on January 1, 2004. The details of this contract are as follows:

Contract price:                         $    9,000
Selling costs:                         $    1,000
Cash collected from the customer at the time of sale:     $    7,000
Cash statutorily required to be deposited to trust:     $    6,100
Cash retained by Company:                 $     900
Preneed funeral receivable due from customer:         $    2,000

For the Year Ended December 31, 2004, the following activity has taken place within the trust investment:

Dividend on the trust investment:             $     100
Interest on the trust investment:                 $     400
Mr. Larry Spirgel
June 30, 2006

Note: Assume the dividend and interest in the trust are attributed to this customer.

On January 1, 2005, the customer died and the Company performs the service:

Direct costs to perform the service             $    5,000

Life of Contract Economics

Revenue
Contract Face Amount                 $    9,000
Trust Dividend and Interest                   500
Total Revenue                 $    9,500

Costs and Expenses
Selling Costs                     $    1,000
Costs to Perform                      5,000
Total Costs and Expenses        $    6,000

Gross Profit
Gross Profit upon Maturity             $    3,500

The Company records the following journal entries during the year ended December 31, 2004

A – The Company enters into a preneed contract with a face value of $9,000 and receives $7,000 in cash from the customer

Cash                                  7,000
Preneed funeral receivable and trust investment              2,000
Deferred revenue                              2,900
Non-controlling interest                             6,100

B – The Company remits the required amounts to the trust

Preneed funeral receivable and trust investment              6,100
Cash                                      6,100

C – The Company records $1,000 of selling expenses related to the sale of the preneed contract

Costs and expenses                          1,000
Cash                                      1,000

D – The Trust receives a dividend of $100 and interest of $400 on the trust assets

Preneed funeral receivable and trust investment               500
Non-controlling interest in funeral trust                    500

Mr. Larry Spirgel
June 30, 2006

Note: This transaction represents a non-cash activity and therefore is not depicted in the statement of cash flows; however these amounts are disclosed in note 7 (Non-Controlling Interest in Funeral and Cemetery Trusts and in Perpetual Care Trusts) to the consolidated financial statements of the Company’s December 2005 Form 10-K.

The Company records the following journal entries on January 1, 2005:

A – The Company records the costs to perform the funeral service included in the preneed contract

Costs and Expenses                          5,000
Cash                                      5,000

B – The Company reclassifies non-controlling interest to reflect that services have been performed

Non-controlling interest in funeral trusts                  6,600
Deferred Preneed Funeral Revenue                    6,600

C – The Company records revenue for the completion of the preneed funeral contract

Deferred Preneed Funeral Revenue                  9,500
Funeral Revenue                              9,500

D –The Company receives the preneed funeral receivable due from the customer

Cash                                  2,000
Preneed funeral receivable and trust investment               2,000

E – The Company receives the cash from the trust for the trust investment plus the interest and dividend

Cash                                  6,600
Preneed funeral receivable and trust investment               6,600

Note : The cash received is comprised of $6,100 return of investment and $500 return on investment.

Mr. Larry Spirgel
June 30, 2006

Based on the entries above, the Company’s statement of cash flows presented in accordance with paragraphs 11-13 of SFAS 95 is presented as follows:

	For the year ended December 31, 2004		January 1, 2005
	Reference #	Amount	Reference #	Amount
(Dollars in thousands)
Operating
Net income	C	$(1,000)	A C	$4,500
Preneed funeral receivable and trust investment (1)	A B	(8,100)	D E	8,600
Deferred preneed funeral revenue (1)	A	2,900	B C	(2,900)
Non-controlling interest (1)	A	6,100	B	(6,600)
Cash provided by operating activities		$(100)		$3,600
Net (decrease) increase in cash		$(100)		$3,600

(1)    The Company currently presents the net change of these three line items as “Net Effect of Preneed Productions and Maturities” within operating activities on the Company’s statement of cash flows.

Alternative Views

The Company acknowledges that there may be alternative views as to the cash flow presentation of activities within “Deferred preneed funeral revenue”, “Preneed funeral receivables and trust investments”, and “Non-controlling interest in funeral and cemetery trusts”, based on varying interpretations of SFAS 95. The Company has outlined the results of three alternative views based on these varying interpretations. We believe that Alternative View A is both acceptable and consistent with the fundamental conclusions reached with the Staff upon the deathcare industry’s adoption of FIN 46R, although based on different underlying principles than those applied by the Company historically. However, we believe Alternative View B and Alternative View C are inconsistent with the basis for our FIN 46R consolidation conclusions and are fundamentally inconsistent with the nature of our business, as further detailed below.

Alternative View A

Alternative View A is predicated upon the notion that cash which has been trusted, or which is required to be trusted, pursuant to preneed activities should be excluded from cash and cash equivalents on the face of the balance sheet, in accordance with the principles of ARB 43, chapter 3, paragraph 6. Accordingly the cash received from customers for merchandise and services not yet provided by the Company is “restricted” cash, both prior to and upon deposit in the respective Trust account, because of the nature of the future regulatory restrictions on cash. Therefore, Alternative View A assumes that all transactions involving restricted cash and cash

Mr. Larry Spirgel
June 30, 2006

equivalents are considered non-cash transactions for purposes of the statement of cash flows, except to the extent they concurrently affect unrestricted cash.

While Alternative View A is based on different underlying concepts than those used by the Company, we believe that Alternative View A is acceptable and consistent with the outcome agreed to with the Staff upon the adoption of FIN 46R, as this approach results in similar inflows and outflows of operating, investing, and financing cash flows as the approach used by the Company.

Using the preneed contract information and journal entries outlined on pages 5-7, which illustrate the Company’s current accounting methodology, the Company’s cash flow presentation under Alternative View A would be as follows:

Alternative View A

	For the year ended December 31, 2004		January 1, 2005
	Reference #	Amount	Reference #	Amount
(Dollars in thousands)
Operating
Net income	C	$(1,000)	A C	$4,500
Preneed funeral receivable and trust investment (1)	A B	(8,100)	D E	8,600
Deferred preneed funeral revenue (1)	A	2,900	B C	(2,900)
Non-controlling interest (1)	A	6,100	B	(6,600)
Cash provided by operating activities		$(100)		$3,600
Net (decrease) increase in cash		$(100)		$3,600

Alternative View B

Alternative View B assumes that the inflows related to non-controlling interest should be treated as a financing activity to the extent non-controlling interest is defined as a minority interest in accordance with paragraphs 18-19 of SFAS 95. Additionally, the inflows and outflows related to the Trust assets should be presented as an investing activity (even though the timing of inflows and outflows is largely outside the Company’s control) in accordance with paragraphs 15-17 of SFAS 95. As noted, this view produces an unusual outcome in that operating cash flows over the life of the contract are negative. The counter intuitive effect on operating cash flows created by this view could be corrected by reflecting a financing outflow on January 1, 2005 of $6,600 (representing a hypothetical payment to the non-controlling interest) along with a corresponding inflow in operating activities (representing a hypothetical payment from the deceased to the Company), however such presentation would not be representationally faithful to SFAS 95.

Mr. Larry Spirgel
June 30, 2006

In addition, the Company believes this presentation is inconsistent with the conclusions the Company and other industry registrants reached during its discussions with the SEC upon the adoption of FIN 46R. The Company believes this presentation is inappropriate as the non-controlling interests will become deferred revenues upon maturity of the contract. Correspondingly, when the non-controlling interest becomes deferred revenue, the trust assets become analogous to a long-term receivable. For all of these reasons, Alternative View B was rejected by the Company.

Using the preneed contract information and journal entries outlined on pages 5-7, which illustrate the Company’s current accounting methodology, the Company’s cash flow presentation under Alternative View B would be as follows:

Alternative View B

	For the year ended December 31, 2004		January 1, 2005
	Reference #	Amount	Reference #	Amount
(Dollars in thousands)
Operating
Net income	C	$(1,000)	A C	$4,500
Preneed funeral receivable and trust investment	A	(2,000)	D E	2,500
Deferred preneed funeral revenue	A	2,900	B C	(2,900)
Non-controlling interest	A		B	(6,600)
Cash (used in) provided by operating activities		$(100)		$(2,500)

Investing
Preneed funeral receivable and trust investment	B	(6,100)	E	6,100
Cash (used in) provided by investing activities		(6,100)		6,100

Financing
Non-controlling interest	A	6,100		—
Cash provided by financing activities		6,100		—

Net (decrease) increase in cash		$(100)		$3,600

Mr. Larry Spirgel
June 30, 2006

Alternative View C

Alternative View C modifies Alternative View B by reflecting the cash inflows and outflows related to non-controlling interest as an operating activity. This treatment is predicated on the fact that when a preneed contract matures (death has occurred), the amounts recorded as non-controlling interest become deferred revenue and therefore should always be treated as an operating activity in accordance with paragraph 21 of SFAS 95. One could argue that since monies trusted under a preneed contract are generally refundable prior to maturity that non-controlling interest should always be characterized as a financing activity. However, given that customer refunds represent less than 4% of the Company’s cash received from customers on preneed funeral and cemetery trust contracts, proponents of Alternative View C believe that reflecting non-controlling interest as an operating activity based the fact that most contracts become deferred revenue is consistent with paragraph 24 of SFAS 95 which says that cash flows with attributes of more than one class of cash flows should be classified based on the predominant attribute. As presented below, Alternative View C corrects the anomaly in operating cash flows created by Alternative View B in that Alternative View C produces the intuitive positive operating cash flows over the life of the contract. However, the timing of the operating cash flow within Alternative View C is inconsistent with the revenue recognition of the associated preneed contract and is therefore problematic. While symmetry between revenue recognition and operating cash flows is usually not determinative, given that performance may occur many years after a preneed contract is initiated, the Company believes front-loading operating cash flows is inappropriate and has therefore rejected View C.

Using the preneed contract information and journal entries outlined on pages 5-7, which illustrate the Company’s current accounting methodology, the Company’s cash flow presentation under Alternative View C would be as follows:

Mr. Larry Spirgel
June 30, 2006

Alternative View C

	For the year ended December 31, 2004		January 1, 2005
	Reference #	Amount	Reference #	Amount
(Dollars in thousands)
Operating
Net income	C	$(1,000)	A C	$4,500
Preneed funeral receivable and trust investment	A	(2,000)	D E	2,500
Deferred preneed funeral revenue	A	2,900	B C	(2,900)
Non-controlling interest	A	6,100	B	(6,600)
Cash (used in) provided by operating activities		$6,000		$(2,500)

Investing
Funeral trust investment	B	(6,100)	E	6,100
Cash (used in) provided by investing activities		(6,100)		6,100

Financing
Non-controlling interest		—		—
Cash provided by financing activities		—		—

Net (decrease) increase in cash		$(100)		$3,600

Mr. Larry Spirgel
June 30, 2006

******

The Company would like to reiterate to the Staff that management believes it has accounted for cash flows in accordance with the conclusions reached with the Staff and other deathcare industry registrants during our adoption of FIN 46R. The Company acknowledges that there are alternative views to the presentation of cash flows as described above. However, the Company believes it has appropriately rejected these alternative views (with the exception of Alternative View A) as previously discussed.

We would like to again emphasize that the Company’s goal is to resolve this comment in a timely manner that is acceptable to the Staff. If the response to the Staff’s comment is not deemed adequate, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time.

Sincerely,

Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:     Bob Carroll / Staff Accountant, U.S. Securities and Exchange Commission PricewaterhouseCoopers LLP
    Members of the SCI Audit Committee of the Board of Directors

Exhibit E

September 25, 2006 Letter to SEC

Eric D. Tanzberger
Senior Vice President and Chief Financial Officer

September 25, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:         SEC Comment Letter dated August 8, 2006 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006

File No. 1-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated August 8, 2006 with respect to the above referenced filing.

We hope this letter is responsive to your comment and request for information. If the response provided in this letter is not deemed adequate to answer the Staff’s comment, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve this outstanding comment in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Commission’s comment in bold text.

1.Your response appears to focus on preneed funeral receivables and trust investments and the related non-controlling interest in the trust. Please confirm that the treatment would be the same for preneed cemetery receivables and trust investments and the related non-controlling interest in those trusts, and that you would be prepared to provide additional disclosures in future filings which would be similar to those outlined in your response for preneed funeral receivables and trust investments.

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581

Mr. Larry Spirgel

Response: In our response to you dated June 30, 2006, we provided an example related to our cash flow statement treatment of preneed funeral receivables and trust investments and the related non-controlling interest in the funeral trusts. We confirm to you that the same cash flow presentation would apply to our preneed cemetery receivables and trust investments and the related non-controlling interest in the cemetery trusts.

In response to the Staff’s comment regarding additional financial statement disclosures, we believe that we have provided in our December 31, 2005 Form 10-K the necessary disclosures for preneed cemetery receivables and trust investments (and the related non-controlling interest in the cemetery trusts) similar to those which we had outlined in our response to you dated June 30, 2006 for preneed funeral receivables and trust investments (and the related non-controlling interest in the funeral trusts). As discussed in our June 30, 2006 response letter, we currently track and disclose gross movements within our trust investment portfolio in Notes 5, 6 and 7 (Preneed Funeral Activities, Preneed Cemetery Activities, and Cemetery Perpetual Care Trusts, respectively) to our consolidated financial statements. These gross movement disclosures include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments. The Company also includes in Notes 5, 6 and 7 the gross withdrawals and deposits within the trust that are related to funeral trusts, cemetery trusts, and cemetery perpetual care trusts. The Company will continue to provide these disclosures in future filings. Additionally, the Company would like clarification from the Staff to the extent additional disclosures are required.

2.Additionally, our understanding is that the cemetery perpetual care trust investments are different from the preneed funeral and cemetery receivables and trust investments, in that there are more frequent withdrawals from the cemetery perpetual care trust investments to defray cemetery maintenance costs. It is unclear where you have historically classified the cash flows related to the cemetery perpetual care trust investments and the related non-controlling interest in perpetual care trust. Please provide us with additional information to help us better understand your historical presentation. To the extent that you believe more information with respect to cash flows related to movements in the cemetery perpetual care trusts should be presented, specifically the presentation of this information on a gross, or disaggregated basis, please provide us with your proposed changes to your disclosures.

Response: The Company sells price-guaranteed preneed cemetery contracts providing for property interment rights, services and merchandise. At the time the Company sells cemetery property (i.e., interment rights), a portion of the proceeds received from the customer are deposited into cemetery perpetual care trust funds. The earnings from these

Mr. Larry Spirgel

trust funds are intended to defray qualifying cemetery maintenance costs, which the Company expenses as incurred. Generally, the principal amount of these deposits cannot be withdrawn by the Company. However, the investment earnings from these trusts are distributed regularly to reimburse the Company for qualifying maintenance expenses. These disbursements from trusts are recognized as revenue by the Company when earned by the cemetery perpetual care trusts. However these withdrawals are not necessarily more frequent than withdrawals from funeral or cemetery trusts as indicated in the Staff’s comment. We have provided below an example of a sale of cemetery property which includes a cemetery perpetual care trust to illustrate the Company’s historical cash flow presentation of such transactions.

Cash Flow Example—Cemetery Property with Perpetual Care Trust

In order to clearly illustrate, please see the following cash flow example that illustrates the Company’s current (and historical) accounting methodology for the sale of cemetery property with a perpetual care trust:

The Company enters into a preneed cemetery trust contract with a consumer for constructed property on January 1, 2004. The details of this contract are as follows:

Contract price for property (excluding perpetual care):                    $    5,000
Perpetual care fund amount to be collected (10%):                     $     500
Total contract price including perpetual care:                         $    5,500
Selling costs:                                         $     600
Cost of the constructed property:                             $    1,500
Cash collected from the customer at the time of sale:                     $    3,000

Cash statutorily required to be deposited to trust when the property is paid in full:     $     500
Preneed cemetery receivable due from customer:                         $    2,500

At time of sale, the contract is processed and the revenue is initially deferred. The cash receipt is applied to the contract and the appropriate revenue recognition test is performed (10% of cash collected and completed construction of the property) in accordance with SFAS No. 66, “Accounting for Sales of Real Estate.” In this example, more than 10% of the property price has been collected and the property is constructed; thus, the revenue would be recognized in January 2004.

On January 1, 2005, the customer dies and the family pays the remaining amount receivable on the preneed cemetery property contract.

Mr. Larry Spirgel

Remaining cash collected from the customer’s family for preneed cemetery contract (cemetery property): $2,500

Generally, the deposit to the perpetual care trust is due within 30 days of when the payment in full for the property is received. These rules vary by state or province.

For the Year Ended December 31, 2005, the following activity has taken place within the trust investment:

Interest earned on the trust investments: $30

During the year ended December 31, 2004, the Company incurred $100 of qualifying maintenance expenses.

For the Year Ended December 31, 2004 — Contract Details

Revenue
Preneed contract face amount for property         $    5,000
Trust interest earned                           -0-
Total Revenue                     $    5,000
Costs and Expenses
Selling costs                         $     600
Cost of the constructed property sold                  1,500
Qualifying maintenance expenses                   100
        Total Costs and Expenses             $    2,200

Gross Profit
Gross profit                         $    2,800

For the Year Ended December 31, 2005 — Contract Details

Revenue
Trust interest earned                     $     30
        Total Revenue                     $     30
Costs and Expenses
Qualifying maintenance expenses             $     100
        Total Costs and Expenses             $     100

Gross Profit
Gross profit/(loss)                     $     (70)

Mr. Larry Spirgel

The Company records the following journal entries during the year ended December 31, 2004.

A — The Company enters into a preneed contract for constructed property with a face value of $5,500 (which includes perpetual care of $500) and receives $3,000 in cash from the customer

Cash                                  3,000
Preneed cemetery receivable and trust investment          2,500
Revenues                              5,000
Other liabilities (Perpetual Care Due)                  500

B — The Company records $600 of selling expenses related to the sale of the preneed contract

Costs and expenses                          600
Cash                                  600

C — The Company records $1,500 of cost of goods sold and reduces inventory for the property sold

Costs and expenses                          1,500
Inventories                              1,500

D—The Company records $100 of qualifying maintenance expenses (i.e., grounds maintenance).

Costs and expenses                          100
Cash                                  100

The Company records the following journal entries during the year ended December 31, 2005:

E — The Company records the remaining cash collected for the preneed contract

Cash                                  2,500
Preneed cemetery receivables and trust investments          2,500
F — The Company records the deposit to the perpetual care trust

Cemetery perpetual care trust investments              500
Other liabilities (Perpetual Care Due)                  500
Non-controlling interest in perpetual care trusts             500
Cash                                  500

Mr. Larry Spirgel

G—The Company records $100 of qualifying maintenance expenses (i.e., grounds maintenance).

Costs and expenses                          100
Cash                                  100

H —As earned, the Company records the net perpetual care trust income receivable due from the trust

Receivables, net                          30
Revenues                              30

I — The Company receives the cash from the trust for the net perpetual care trust income

Cash                                  30
Receivables, net                          30

Note: Entries G, H, and I continue in perpetuity as the maintenance expenses are incurred and earnings are earned and distributed monthly, and the trust corpus generally can never be withdrawn by the Company.

Mr. Larry Spirgel

Based on the entries above, the Company’s statement of cash flows presented in accordance with paragraphs 11-13 of SFAS 95 is presented as follows:

	For the year ended December 31, 2004		For the year ended December 31, 2005
	Reference #	Amount	Reference #	Amount
(Dollars in thousands)
Operating
Net income	A B C D	$2,800	G H	$(70)
Preneed cemetery receivable and trust investment (1)	A	(2,500)	E	2,500
Inventories	C	1,500		—
Other liabilities	A	500	F	(500)
Receivables, net		—	H I	—
Cemetery perpetual care trust investments (2)		—	F	(500)
Non-controlling interest in perpetual care trusts (2)		—	F	500
Cash provided by operating activities		$2,300		$1,930
Net increase in cash		$2,300		$1,930

(1)     The Company currently presents the net change of this line item as well as the change in Deferred preneed cemetery revenues and Non-controlling interest in funeral and cemetery trusts as “Net Effect of Preneed Productions and Maturities” within operating activities on the Company’s statement of cash flows.
(2)     The Company currently nets the activity in these two line items together; thus, there is no net source or use of cash in the statement of cash flows from the deposit of the trust corpus to the perpetual care trust.

In response to the Staff’s comment regarding additional financial statement disclosures, we believe we have provided in our December 31, 2005 Form 10-K the necessary disclosures for cemetery perpetual care receivables and trust investments (and the related non-controlling interest in the cemetery perpetual care trusts) similar to those we outline above for preneed funeral and cemetery receivables and trust investments (and the related non-controlling interest in the funeral and cemetery trusts). As discussed above and in our June 30, 2006 response letter, we currently track and disclose gross movements within our cemetery perpetual trust investment portfolio in Note 7 to our consolidated financial statements. These gross movement disclosures include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments. The Company also includes in Note 7 the gross withdrawals and deposits within the trust that are related to cemetery perpetual care trusts. The Company will continue to provide these disclosures in future filings. Additionally, the Company would like clarification from the Staff to the extent additional disclosures are required.

Mr. Larry Spirgel

*****

The Company would like to reiterate to the Staff that management believes it has accounted for cash flows in accordance with the conclusions reached with the Staff and other deathcare industry registrants during our adoption of FIN 46R.

We would like to again emphasize that the Company’s goal is to resolve this comment in a timely manner that is acceptable to the Staff. In order to facilitate timely resolution of the above comments, and in particular to ensure that the nature and extent of the “additional disclosures” described in the above responses meet the Staff’s expectations, we would suggest having a follow-up call with the Staff to further discuss this matter at a mutually convenient time.

Sincerely,
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:         Bob Carroll / Staff Accountant, U.S. Securities and Exchange Commission
PricewaterhouseCoopers LLP
Members of the SCI Audit Committee of the Board of Directors
Member of the SCI Disclosure Committee